RTS WIRELESS, INC.
                              51 East Bethpage Road
                            Plainview, New York 11803




December 11, 2000


VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate
Finance 450 Fifth Street, N.W.
Washington, DC  20549


RE:      RTS Wireless - Commission file no. 333-33566 Request for withdrawal.
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Ladies and Gentlemen:

Pursuant  to Rule  477(a)  promulgated  under  the  Securities  Act of 1933,  as amended, RTS Wireless, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its registration statement on Form S-1, together with all exhibits thereto, Commission File No. 333-33566 (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on March 30, 2000.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible because the Registrant wishes not to offer the shares as outlined on the respective Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Timothy I. Kahler, legal counsel to the Registrant, at (212) 704-6169.

                                           RTS WIRELESS, INC.


                                           By: /s/ Michael Druckman
                                               --------------------------------
                                               Name:  Michael Druckman
                                               Title: Vice President-Finance and
                                                       Chief Financial Officer